ANTHONY L.G., PLLC

laura aNTHONy, esq	www.ANTHONYPLLC.com
GEOFFREY ASHBURNE, ESQ*	WWW.SECURITIESLAWBLOG.COM
JOHN CACOMANOLIS, ESQ**	WWW.LAWCAST.COM
CHAD FRIEND, ESQ, LLM
SVETLANA ROVENSKAYA, ESQ***
OF COUNSEL: MICHAEL R. GEROE, ESQ, CIPP/US**** CRAIG D. LINDER, ESQ***** PETER P. LINDLEY, ESQ, CPA, MBA PHILIP MAGRI, ESQ.****** STUART REED, ESQ MARC S. WOOLF, ESQ	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

* licensed in CA only

**licensed in FL and NY

***licensed in NY and NJ

****licensed in FL, CA and NY

June 11, 2020

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 013, LLC (the “Company”) Offering Statement on Form 1-A (the “Form 1-A”) Filed May 12, 2020 File No. 024-11214

Dear Sir or Madam:

The following is a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Nigel Glenday dated June 8, 2020. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Description of Business, page 38

1.	Comment: Refer to Section 9 of the Art Purchase Agreement. Please amend your disclosure to describe what will happen if a Painting fails its physical inspection.

Response: At the time Masterworks or a Masterworks affiliate executes an agreement to acquire a painting or submits an irrevocable bid to acquire a painting at auction, Masterworks will obtain and review a condition report prepared by a third-party describing the condition of the artwork. Further, Masterworks or its agent typically conducts a physical inspection of the artwork prior to entering into an obligation to acquire the work. The inspection contemplated by Section 9 of the Form of Art Purchase Agreement is designed to ensure that the condition of the work has not changed materially subsequent to the date of the condition report and the initial physical inspection by Masterworks. Although a change in condition during such period could theoretically occur due to negligence, force majeure or similar events, the Company believes that it is highly unlikely to occur. All artwork previously purchased by Masterworks affiliates has been professionally stored between the time of contracting and the time of closing on an acquisition and Section 4 of the Form of Art Purchase Agreement requires that the artwork be professionally stored and not be moved during such period.

Given the unlikelihood that a pre-closing physical inspection would reveal a material change in the condition of the Painting, the Company does not believe that a change to the Business section of the Offering Circular is necessary or warranted. However, the Company advises the Staff that if such a change were to occur, the Offering would be terminated. The Company notes that it already has included a broad risk factor entitled “There is a risk the offering will not close” on page 22 of the Offering Circular and, in light of the Staff’s comment, the Company will revise that risk factor such that the litany of events described therein that could give rise to a termination of the offering includes “material physical damage to the Painting prior to the initial closing” and “the Painting failing its physical inspection.”

In light of the need to file a pre-qualification amendment to the Form 1-A to insert the artist and painting details, the Company proposes to include such change in Amendment No. 1 to the Offering Statement on Form 1-A when it is filed.

If the Staff has any further comments regarding the offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Dan Morris/U.S. Securities and Exchange Commission
Lilyanna Peyser/ U.S. Securities and Exchange Commission Craig D. Linder, Esq./Anthony L.G., PLLC
Joshua B. Goldstein/Masterworks 013, LLC

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